Announcement of the Prospectus Supplement in Respect of TeliaSonera's Mandatory Redemption Offer to Holders of Shares, ADSs and Warrants in Sonera -- The Offer Commences on December 30, 2002

STOCKHOLM, Sweden, Dec. 19, 2002 (PRIMEZONE) -- TeliaSonera (Stockholm:TLSN) (HEX:TLS1V) (Nasdaq:TLSN) today announces that the prospectus supplement with respect to TeliaSonera's mandatory redemption offer for the outstanding shares, including shares represented by American Depository Shares ("ADSs"), and warrants in Sonera (HEX:SRA), has been approved by the Finnish Financial Supervision Authority. An amendment to TeliaSonera's registration statement on Form F-4 containing the mandatory redemption offer prospectus supplement has also been filed with the U.S. Securities and Exchange Commission (SEC) and an application to have the prospectus supplement recognized by the Stockholm Exchange has been made.

The prospectus supplement will be distributed to all current directly registered holders of Sonera shares, ADSs and warrants by mail, together with instructions on the procedures to be followed in order to accept the offer. The prospectus supplement is also, as from December 20, 2002 available on TeliaSonera's and Sonera's respective websites, www.telia.com/investorrelations and www.sonera.com (investors).

The mandatory redemption offer period commences on December 30, 2002 and expires on January 31, 2003. The preliminary results of the mandatory redemption offer are expected to be announced on or about February 6, 2003.

Under the terms of the mandatory redemption offer:

-- For each Sonera share you tender, you may elect to receive 1.51440
   TeliaSonera shares or, alternatively, EUR5.00 in cash.

-- For each Sonera ADS you tender, you may elect to receive 0.30288
   TeliaSonera ADSs or, alternatively, the U.S. dollar equivalent of
   EUR5.00 in cash (less applicable fees and expenses). Each Sonera ADS represents one Sonera share and each TeliaSonera ADS represents five
   TeliaSonera shares.

-- For each Sonera warrant of a certain series issued pursuant to Sonera's
   1999 and 2000 stock option programs you tender, you may elect to receive one TeliaSonera warrant of a corresponding series or, alternatively, between EUR0.02 and EUR1.66 in cash depending on the series of warrants you tender. Each TeliaSonera warrant entitles the holder to subscribe for 1.5 TeliaSonera shares.

The amount of TeliaSonera shares, TeliaSonera ADSs and TeliaSonera warrants offered in the mandatory redemption offer in exchange for each Sonera share, Sonera ADS and Sonera warrant, respectively, is the same as that offered in the recently completed exchange offer. The cash price of EUR5.00 per share being offered to holders of Sonera shares, including Sonera shares represented by Sonera ADSs, is based on the volume-weighted average trading price of Sonera shares on the Helsinki Exchanges during the 12-month ending on November 15, 2002.

If you elect to receive cash consideration in the mandatory redemption offer for your tendered Sonera securities:

-- TeliaSonera will pay for all Sonera securities that have been validly tendered in the mandatory redemption offer for cash as promptly as practicable after the receipt of acceptance relating to such securities.

-- The payment of the cash consideration will be made:

-- in the case of a tendering Sonera shareholder or Sonera warrantholder, into the bank account related to the book-entry account of such tendering Sonera securityholder on or about five business days after the execution of the sale of the tendered Sonera securities to
   TeliaSonera on or outside the Helsinki Exchanges. Such sale will be executed within five business days after the receipt of acceptance relating to such Sonera securities; and

-- in the case of a tendering Sonera ADS holder, (a) by book-entry transfer of the applicable amount in U.S. dollars into the DTC account of the DTC participant which tendered the Sonera ADSs on behalf of such holder in the mandatory redemption offer by means of the DTC bookentry confirmation system or (b) by means of a check in U.S. dollars to the order of the tendering Sonera ADS holder as provided in the corresponding letter of transmittal, in either case as promptly as practicable the execution of the sale of the Sonera shares underlying the Sonera ADSs to TeliaSonera on or outside the Helsinki Exchanges.

If you elect to receive TeliaSonera securities in the mandatory redemption offer in exchange for your tendered Sonera securities:

-- TeliaSonera will accept for exchange and will exchange all Sonera securities that have been validly tendered and not withdrawn pursuant to the terms of the mandatory redemption offer at the earliest practicable time following the expiration date of the mandatory redemption offer.

-- Such TeliaSonera securities will be delivered to you or, in the case of tendered Sonera ADSs, to an account for the benefit of the depositary for TeliaSonera ADSs, at the earliest practicable date after the expiration of the mandatory redemption offer period which, in the case of Sonera shares or Sonera warrants, shall be on or about 11 business days following the expiration date of the mandatory redemption offer.

Assuming that there is no extension of the mandatory redemption offer period the TeliaSonera shares and TeliaSonera warrants are expected to be entered into the relevant book-entry accounts on or about February 17, 2003.

Sonera shareholders should also be aware that TeliaSonera has started a separate compulsory acquisition proceeding under Finnish law under which the remaining holders of Sonera shares will be required to surrender their remaining Sonera shares to TeliaSonera for redemption at a "fair price." To the extent shareholders do not participate in the mandatory redemption as described in the prospectus supplement, their Sonera shares will be redeemed in connection with the compulsory acquisition proceeding. TeliaSonera has offered to redeem the remaining Sonera shares in the compulsory acquisition proceeding for EUR5.00 per share. As described in the prospectus supplement, however, the ultimate redemption price in the compulsory acquisition proceeding is subject to arbitration proceedings and legal appeals pursuant to applicable Finnish law. TeliaSonera will provide Sonera shareholders with additional information regarding the compulsory acquisition proceedings as required under Finnish and other applicable law.

For further information journalists can contact:

TeliaSonera's Press Office, +46 8 713 58 30

Cautionary Disclaimer/Legend: On December 9, 2002, Telia announced the completion of its exchange offer for all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera. Effective December 9, 2002, Telia changed its name to TeliaSonera. As a result of the completion of the exchange offer, TeliaSonera is, pursuant to Finnish law, making a mandatory redemption offer to acquire all of the outstanding shares , including shares in the form of ADSs, and warrants of Sonera were not tendered in the exchange offer. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of TeliaSonera. Any offer in the United States will only be made through a prospectus, as amended or supplemented, which is part of a registration statement on Form F-4 which Telia originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, as it may be amended from time to time, the prospectus, including any amendments or supplements thereto, included therein and other documents relating to the offer that TeliaSonera has filed or will file with the SEC because these documents contain important information relating to the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, and any amendment thererto, as well as any documents incorporated by reference therein at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting TeliaSonera AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

TeliaSonera is the telecommunications leader in the Nordic region. The Group's home market is the Nordic and Baltic regions. TeliaSonera's overall focus is on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows. TeliaSonera is listed on Stockholmsborsen, Helsinki Exchange and NASDAQ. Pro forma sales as per December 31, 2001 totalled 80.9 billion SEK and the number of employees as per June 30, 2002 was 30 045.

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